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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Green Plains Renewable Energy, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

393222104
(CUSIP Number)

David T. Quinby, Esq.
Rebecca B. Sandberg, Esq.
Stoel Rives LLP
33 South Sixth Street, Suite 4200
Minneapolis, Minnesota 55402
(612) 373-8800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 15, 2008
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 393222104

1	Name of Reporting Person. IRS Identification Number of Above Person (Entities Only).
NTR plc No IRS Identification Number
2	Check the Appropriate Box if a Member of a Group:
	(a)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check. ☐
	(b)	If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check. ☒ (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)).
3	SEC Use Only.
4	Source of Funds. WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6	Citizenship or place of organization. Ireland
Number of Shares Beneficially owned by each reporting person with:
	7	Sole Voting Power
	8	Shared Voting Power 12,548,532
	9	Sole Dispositive Power
	10	Shared Dispositive Power 12,548,532
11	Aggregate Amount Beneficially Owned by NTR plc. 12,548,532
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares. ☒*
13	Percent of Class Represented by Amount in Row 11. 50.82% (Based upon 24,694,000 shares outstanding as of October 23, 2008, as advised by the Issuer)
14	Type of Reporting Person. CO—Corporation

*
As a result of the Shareholders' Agreement described in Items 4 and 6 of this Schedule 13D, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol. Based on the information provided to the Reporting Persons, as further described in Item 5 of this Schedule 13D, Wilon Holdings S.A. beneficially owns 2,070,716 shares of the Issuer's common stock, representing 8.4% of the issued and outstanding common stock of the Issuer (which includes shares of the Issuer's common stock beneficially owned by the Reporting Persons and subject to the Put and Call Agreement (VBV) and the Put and Call Agreement (GPRE) described in Items 4, 5 and 6). Based on the information provided to the Reporting Persons, Wayne Hoovestol beneficially owns 973,126 shares of the Issuer's common stock, representing 3.9% of issued and outstanding common stock of the Issuer. Each Reporting Person expressly disclaims beneficial ownership of the shares beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol, except to the extent of any pecuniary interest they may have therein.

CUSIP NO. 393222104

1	Name of Reporting Person. IRS Identification Number of Above Person (Entities Only).
Bioverda International Holdings Limited No IRS Identification Number
2	Check the Appropriate Box if a Member of a Group:
	(a)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check. ☐
	(b)	If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check. ☒ (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)).
3	SEC Use Only.
4	Source of Funds. AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6	Citizenship or place of organization. Ireland
Number of Shares Beneficially owned by each reporting person with:
	7	Sole Voting Power
	8	Shared Voting Power 11,227,653
	9	Sole Dispositive Power
	10	Shared Dispositive Power 11,227,653
11	Aggregate Amount Beneficially Owned by NTR plc. 12,548,532 (See Item 5)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares. ☐*
13	Percent of Class Represented by Amount in Row 11. 50.82% (Based upon 24,694,000 shares outstanding as of October 23, 2008, as advised by the Issuer)
14	Type of Reporting Person. CO—Corporation

*
As a result of the Shareholders' Agreement described in Items 4 and 6 of this Schedule 13D, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol. Based on the information provided to the Reporting Persons, as further described in Item 5 of this Schedule 13D, Wilon Holdings S.A. beneficially owns 2,070,716 shares of the Issuer's common stock, representing 8.4% of the issued and outstanding common stock of the Issuer (which includes shares of the Issuer's common stock beneficially owned by the Reporting Persons and subject to the Put and Call Agreement (VBV) and the Put and Call Agreement (GPRE) described in Items 4, 5 and 6). Based on the information provided to the Reporting Persons, Wayne Hoovestol beneficially owns 973,126 shares of the Issuer's common stock, representing 3.9% of issued and outstanding common stock of the Issuer. Each Reporting Person expressly disclaims any beneficial ownership of the shares beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol, except to the extent of any pecuniary interest they may have therein. See Item 5 of the Schedule 13D.

CUSIP NO. 393222104

1	Name of Reporting Person. IRS Identification Number of Above Person (Entities Only).
Bioverda US Holdings LLC IRS Identification Number: 01-0878751
2	Check the Appropriate Box if a Member of a Group:
	(a)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check. ☐
	(b)	If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check. ☒ (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)).
3	SEC Use Only.
4	Source of Funds. AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6	Citizenship or place of organization. Delaware
Number of Shares Beneficially owned by each reporting person with:
	7	Sole Voting Power
	8	Shared Voting Power 1,320,879
	9	Sole Dispositive Power
	10	Shared Dispositive Power 1,320,879
11	Aggregate Amount Beneficially Owned by NTR plc. 12,548,532 (See Item 5)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares. ☐
13	Percent of Class Represented by Amount in Row 11. 50.82% (Based upon 24,694,000 shares outstanding as of October 23, 2008, as advised by the Issuer)
14	Type of Reporting Person. OO—Corporation

*
As a result of the Shareholders' Agreement described in Items 4 and 6 of this Schedule 13D, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol. Based on the information provided to the Reporting Persons, as further described in Item 5 of this Schedule 13D, Wilon Holdings S.A. beneficially owns 2,070,716 shares of the Issuer's common stock, representing 8.4% of the issued and outstanding common stock of the Issuer (which includes shares of the Issuer's common stock beneficially owned by the Reporting Persons and subject to the Put and Call Agreement (VBV) and the Put and Call Agreement (GPRE) described in Items 4, 5 and 6). Based on the information provided to the Reporting Persons, Wayne Hoovestol beneficially owns 973,126 shares of the Issuer's common stock, representing 3.9% of issued and outstanding common stock of the Issuer. Each Reporting Person expressly disclaims any beneficial ownership of the shares beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol, except to the extent of any pecuniary interest they may have therein. See Item 5 of the Schedule 13D.

Item 1.    Security and Issuer.

        This statement on Schedule 13D (this "Statement") relates to shares of common stock, $.001 par value of Green Plains Renewable Energy, Inc., an Iowa corporation ("GPRE" or the "Issuer"). The principal executive offices of the Issuer are located at 9420 Underwood Avenue, Suite 100, Omaha, Nebraska 68144.

Item 2.    Identity and Background

        This Statement is being filed on behalf of each of the following reporting persons (collectively, the "Reporting Persons"):

  NTR plc, a public limited company registered in Ireland ("NTR"), which has its principal office address at Burton Court, Burton Hall Drive, Sandyford, Dublin 18, Ireland. NTR is a leading international developer and operator of renewable energy and sustainable waste management projects.

  Bioverda International Holdings Limited, a company organized under the laws of Ireland ("Bioverda International"), which has its principal office address at Burton Court, Burton Hall Drive, Sandyford, Dublin 18, Ireland. Bioverda International is a holding company and a wholly owned subsidiary of NTR.

  Bioverda US Holdings LLC, a Delaware corporation ("Bioverda US"), which has its principal office address at One South Dearborn, Suite 2100, Chicago, Illinois 60603. Bioverda US is a holding company and a wholly owned subsidiary of NTR.

        The agreement among the Reporting Persons to file this Statement on Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 is filed herewith as Exhibit J. Certain information contained in this Statement related to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information provided in this Statement that does not expressly pertain to a Reporting Person.

        During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

        As more fully described in response to Item 4 of this Statement, pursuant to the terms of the Merger (defined below) between the Issuer, VBV LLC (a Delaware limited liability company in which Bioverda US and Bioverda International held majority ownership) ("VBV"), and certain other parties, on October 15, 2008: (1) Bioverda International and Bioverda US received as merger consideration an aggregate of 6,748,532 shares of common stock in exchange for the units of VBV held by them immediately prior to the Merger, and for which no acquisition funds were used; and (2) Bioverda International and Bioverda US acquired an aggregate of 6,000,000 shares of common stock at a purchase price of $10.00 per share, for which acquisition funds were provided by NTR out of its working capital.

Item 4.    Purpose of Transaction.

        On May 7, 2008, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with VBV and certain other parties, pursuant to which a wholly owned merger subsidiary of the Issuer would be merged with and into VBV (the "Merger"), with VBV continuing as the surviving company and a wholly owned subsidiary of the Issuer. As consideration in the Merger, each unit of VBV issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 7,498.369315 shares of common stock (for a total of 6,748,532 shares). As a condition to the completion of the Merger, Bioverda International and Bioverda US (together, the "Bioverda entities") entered into a Stock Purchase Agreement dated May 7, 2008 (the "Stock Purchase Agreement") with the Issuer, under which the Bioverda entities agreed to purchase, concurrently with the closing of the Merger, an aggregate of 6,000,000 shares of common stock at a purchase price of $10.00 per share, for a total purchase price of $60,000,000 in cash (the "Stock Purchase"). The closing of the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement occurred on Wednesday, October 15, 2008 (the "Acquisition Date").

        The Reporting Persons acquired the shares of Issuer's common stock for investment purposes. Notwithstanding, in connection with the Merger and Stock Purchase, each of Bioverda International and Bioverda US entered into certain agreements and arrangements that would result in certain events reportable under this Item 4.

  Board and Voting Provisions under the Shareholders' Agreement

        The Issuer, Bioverda International, Bioverda US, Wilon Holdings S.A. ("Wilon") and, in his individual capacity, Wayne Hoovestol, the Issuer's Chief Executive Officer, entered into a Shareholders' Agreement dated October 15, 2008 , which provides, among other things, certain rights and obligations of the parties with respect to the composition of the Issuer's board of directors and voting of their Shares.

        Under the Shareholders' Agreement, the parties thereto are obligated to cause the Issuer's board of directors to be comprised of not more than nine directors, unless such increase is approved by at least six of the directors then serving. Of the nine directors, the Bioverda entities have the collective right to designate four individuals to be nominated by the board to stand for election (the "Bioverda Nominees") and Wilon have the right to designate one individual to be nominated by the board to stand for election (the "Wilon Nominee" and, together with the Bioverda Nominees, the "Investor Nominees"). The right of the Bioverda entities and Wilon to designate director nominees shall continue so long as they own shares representing not less than 33.5% and 2.5%, respectively, of the Issuer's outstanding common stock.

        The Issuer is required to cause the Bioverda Nominees and Wilon Nominee to be nominated for election as directors of the Issuer at each meeting of the Issuer's shareholders where the election of directors is held. In addition, the Issuer shall solicit proxies for the election of the Investor Nominees and recommend that shareholders vote in favor of each Investor Nominee. Additionally, each of Bioverda International, Bioverda US, Wilon and Wayne Hoovestol agree to vote in favor of all Investor Nominees to the board of directors. If a vacancy on the board of directors of the Issuer is created as a result of the resignation, removal or death of an Investor Nominee, then any of the parties entitled to designate an Investor Nominee shall be entitled to request a special meeting of the shareholders for the purpose of electing directors, and the Issuer shall be required to call such meeting. Additionally, each committee of the Issuer's board of directors shall, subject to applicable director independence rules, include at least two Bioverda Nominees or one Bioverda Nominee and one Wilon Nominee.

        Until such time as the Issuer has issued an aggregate of at least 6,000,000 shares of common stock to non-affiliates of the Issuer, the Bioverda entities and Wilon agree to vote their Shares in favor of four independent nominees proposed by the Issuer in accordance with the Issuer's nominating committee policy, in the same proportion as the shareholders of the Issuer not affiliated with Bioverda and Wilon.

  Put and Call Agreement (VBV)

        Bioverda International, Bioverda US and Wilon have entered into a Put and Call Agreement, dated as of April 1, 2008 (the "VBV Put and Call Agreement"). Under the VBV Put and Call Agreement, Bioverda US is entitled to require Wilon to purchase all or any portion of the shares of Issuer's common stock that Bioverda US received as merger consideration in the exchange for the 74 common units held by Bioverda US prior to the Merger (the "VBV put option"). The VBV put option is exercisable by Bioverda US at anytime on or before October 31, 2008. Additionally, Wilon is entitled to require Bioverda US to sell to Wilon all or any portion of the shares of Issuer's common stock that Bioverda US received as merger consideration in the exchange for the 74 common units held by Bioverda US prior to the Merger (the "VBV call option"). The VBV call option is exercisable by Wilon at any time on or before November 15, 2008.

        The VBV Put and Call Agreement restricts the right of Bioverda US to transfer less than all of its shares subject to the VBV call option and provides that if Bioverda US should transfer all of such interests to a third party, it must also transfer all of its rights and obligations under the VBV Put and Call Agreement to such transferee. Wilon is prohibited from conveying, assigning or otherwise transferring any of its rights or obligations under the VBV Put and Call Agreement without the prior written consent of Bioverda US.

        On October 1, 2008, Bioverda US notified Wilon of its intent to exercise its VBV put option and sell to Wilon 74 common units of VBV (representing 554,879 shares of Issuer's common stock issuable in exchange therefor in the Merger) at a purchase price of $12.1145 per share. The closing of the VBV put option is scheduled to occur on October 31, 2008.

  Put and Call Agreement (GPRE)

        Bioverda International, Bioverda US and Wilon have entered into a Put and Call Agreement(GPRE), dated as of April 1, 2008 (the "GPRE Put and Call Agreement"), pertaining to the shares of GPRE common stock to be issued to Bioverda International and Bioverda US. Under the GPRE Put and Call Agreement, Bioverda US is entitled to require Wilon to purchase from Bioverda US all or any portion of the shares of Issuer's common stock acquired by Bioverda US pursuant to the Stock Purchase Agreement (the "GPRE put option"). Additionally, Wilon is entitled to require Bioverda US to sell to Wilon all or any portion of the shares of Issuer's common stock acquired by Bioverda US pursuant to the Stock Purchase Agreement (the "GPRE call option"). The number of shares subject to the GPRE Put and Call Agreement shall not exceed 17.4% of the total number of shares of Issuer's common stock acquired by Bioverda US and Bioverda International under the Stock Purchase Agreement. The GPRE put and call options became exercisable on October 16, 2008 and expire on October 31, 2008 and November 15, 2008, respectively.

        On October 1, 2008, Bioverda US notified Wilon of its intent to exercise its GPRE put option and sell to Wilon 706,000 shares of Issuer's common stock at a purchase price of $10.00 per share. Effective October 15, 2008, the parties amended the exercise notice to provide that Bioverda US would sell an additional 60,000 shares of Issuer's common stock to Wilon upon exercise of the GPRE put option. The closing of the GPRE put option is scheduled to occur on October 31, 2008.

        Except as noted above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.    Interest in Securities of the Issuer.

Reporting Person	Shares of Common Stock Owned	Percentage Ownership(1)(5)
NTR plc(2)	—	—
Bioverda International Holdings Limited(3)	11,227,653	45.47%
Bioverda US Holdings LLC(4)	1,320,879	5.35%

(1)
Based upon 24,694,000 shares of common stock outstanding as of October 23, 2008, as advised by the Issuer.

(2)
NTR does not directly own any shares of the Issuer's common stock. However, as the parent company of Bioverda International and Bioverda US, NTR may be deemed to beneficially own the 12,548,532 shares of common stock held collectively by Bioverda International and Bioverda US, or approximately 50.82% of the issued and outstanding common stock of the Issuer. NTR has shared power to vote or to direct the vote and shared power to dispose of or to direct the disposition of all such shares. See also footnote 5 below.

(3)
Bioverda International directly owns 11,227,653 shares of common stock. However, by virtue of its relationship with NTR and Bioverda US, Bioverda International may be deemed to beneficially own 12,548,532 shares of common stock held collectively by it and Bioverda US, or approximately 50.82% of the issued and outstanding common stock of the Issuer. Bioverda International has shared power to vote or to direct and vote and shared power to dispose of or to direct the disposition of the shares for which it has direct ownership, but has no such power with respect to the share held directly by Bioverda US. See also footnote 5 below.

(4)
Bioverda US directly owns 1,320,879 shares of the Issuer's common stock. However, by virtue of its relationship with NTR and Bioverda International, Bioverda US may be deemed to beneficially own 12,548,532 shares of common stock held collectively by it and Bioverda International, or approximately 50.82% of the issued and outstanding common stock of the Issuer. Bioverda US has shared power to vote or to direct and vote and shared power to dispose of or to direct the disposition of the shares for which it has direct ownership, but has no such power with respect to the share held directly by Bioverda International. See also footnote 5 below.

(5)
The aggregate number of shares deemed to be beneficially owned by the Reporting Persons does not include the 2,070,716 shares of Issuer's common stock owned directly by Wilon as of the date of this Statement (which consists of 749,837 shares owned directly by Wilon and 1,320,879 shares that Wilon is obligated to acquire from Bioverda US pursuant to the VBV put option and GPRE put option described in Items 4 and 6 of this Statement) nor 973,126 shares of Issuer's common stock beneficially owned by Wayne Hoovestol. By virtue of the Shareholders' Agreement by and among Bioverda International, Bioverda US, Wilon, Wayne Hoovestol and the Issuer (described in Items 4 and 6), the Reporting Persons may be deemed to beneficially own the shares of Issuer's common stock owned by Wilon and Mr. Hoovestol. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Issuer's common stock owned by Wilon and Mr. Hoovestol, except to the extent of any pecuniary interest they may have therein.

        Jim Barry is a director of Bioverda US and Bioverda International and an executive officer of NTR and may be deemed to have an indirect beneficial ownership of the shares beneficially owned by the Reporting Persons as a result of holding these positions. Mr. Barry expressly disclaims beneficial ownership of such share, and this Statement shall not be deemed an admission that he is the beneficial owner of such securities for purposes of Section 13(d), this Statement or for any other purpose.

        Michael J. Walsh is a director of Bioverda US and Bioverda International and an executive officer of NTR and may be deemed to have an indirect beneficial ownership in the shares beneficially owned by the Reporting Persons as a result of holding these positions. Mr. Walsh expressly disclaims beneficial ownership of such shares, and this Statement shall not be deemed an admission that he is the beneficial owner of such shares for purposes of Section 13(d), this Statement or for any other purpose.

        Except for the transactions described in Items 3 and 4 above, during the past 60 days there have been no transactions in shares of the Issuer's Common Stock by NTR, Bioverda International, Bioverda US or any of their respective directors and executive officers.

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

        Following is a brief summary of agreements with respect to the securities of the Issuer and to which one or more of the Reporting Persons are a party. These summaries, as well as the descriptions included in Items 3, 4 and 5 above, do not purport to be complete and are qualified in their entirety by reference to the corresponding agreements filed as Exhibits hereto, each of which are incorporated in this Statement by reference.

        Agreement and Plan of Merger.    As described above in Items 3 and 4 above, the Issuer, VBV and certain other parties entered into an Agreement and Plan of Merger dated May 7, 2008. The Agreement and Plan of Merger sets forth the terms and conditions upon which the common units of VBV held by Bioverda International and Bioverda US were cancelled and converted into shares of the Issuer's common stock upon the effective time of the Merger. The Agreement and Plan of Merger is filed as Exhibit A to this Statement and incorporated herein by reference.

        Stock Purchase Agreement.    As described above in Items 3 and 4, Bioverda International, Bioverda US and the Issuer entered into a Stock Purchase Agreement dated May 7, 2008, pursuant to which Bioverda International and Bioverda US, concurrently with the closing of the Merger, acquired from the Issuer an aggregate of 6,000,000 shares of the Issuer's common stock at a purchase price of $10.00 per share, for a total purchase price of $60,000,000. As discussed below, under the terms of the Put and Call (GPRE) dated April 1, 2008 between the Bioverda entities and Wilon, Wilon has the right to acquire from Bioverda US up to 17.4% (or 1,044,000 shares), of the GPRE common stock purchased by the Bioverda entities in the Stock Purchase. A copy of the Stock Purchase Agreement is filed as Exhibit B to this Statement and incorporated herein by reference.

        Shareholders' Agreement.    As described above in Item 4, the Issuer, Bioverda International, Bioverda US, Wilon and Wayne Hoovestol entered into a Shareholders' Agreement dated October 15, 2008. The Shareholders' Agreement provides for, among other things, the right of the Bioverda entities to collectively designate four of the nine individuals to be nominated to stand for election to the Issuer's board of directors, certain registration rights for the Shares issued to the Bioverda entities in the Merger, and the obligation of the Bioverda entities to vote their Shares in favor of four independent director nominees in accordance with the Issuer's nominating committee policy. A copy of the Shareholders' Agreement is filed as Exhibit C to this Statement and incorporated herein by reference.

        Lock-Up and Voting Agreement of the Bioverda Entities.    Bioverda International and Bioverda US entered into a Lock-Up and Voting Agreement dated May 7, 2008 with the Issuer, pursuant to which the Bioverda entities each agree to certain covenants and restrictions on their shares of Issuer common stock, including a restriction on the transfer of such common stock for a period of 90 days following the October 15, 2008 effective date of the merger between the Issuer and VBV, subject to certain exceptions. A copy of the Lock-up and Voting Agreement is filed as Exhibit D to this Statement and incorporated herein by reference.

        Put and Call Agreement (VBV).    As described above in Item 4, Bioverda International, Bioverda US and Wilon entered into a Put and Call Agreement (VBV) dated as of April 1, 2008.

Copies of the Put and Call (VBV) and the notice of exercise of the VBV put option thereunder are filed as Exhibits E and F to this Statement and incorporated herein by reference.

        Put and Call Agreement (GPRE).    As described above in Item 4, Bioverda International, Bioverda US and Wilon entered into a Put and Call Agreement (GPRE) dated as of April 1, 2008. Copies of the Put and Call (GPRE) and the notice of exercise of the GPRE put option thereunder are filed as Exhibit G and H to this Statement and incorporated herein by reference.

        Lock-Up and Voting Agreement of Wilon.    Wilon entered into a Lock-Up and Voting Agreement dated May 7, 2008 with the Issuer, pursuant to which it agreed to certain covenants and restrictions on its shares of Issuer common stock, including a restriction on the transfer of such common stock for a period of 90 days following the October 15, 2008 effective date of the merger between the Issuer and VBV, subject to certain exceptions. A copy of the Lock-up and Voting Agreement is filed as Exhibit I to this Statement and incorporated herein by reference.

        Lock-Up and Voting Agreement of Wayne Hoovestol.    Wayne Hoovestol entered into a Lock-Up and Voting Agreement dated May 7, 2008 with VBV LLC, pursuant to which he agreed to certain covenants and restrictions on his shares of Issuer common stock, including a restriction on the transfer of such common stock for a period of 90 days following the October 15, 2008 effective date of the Merger between the Issuer and VBV, subject to certain exceptions. A copy of the Lock-Up and Voting Agreement is filed as Exhibit J to this Statement and incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

  (a)
  Agreement and Plan of Merger dated May 7, 2008, by and among Green Plains Renewable Energy, Inc., Green Plains Merger Sub, Inc., and VBV LLC.

  (b)
  Stock Purchase Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC.

  (c)
  Shareholders' Agreement dated October 15, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited, Bioverda US Holdings LLC, Wilon Holdings S.A. and Wayne Hoovestol.

  (d)
  Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC.

  (e)
  Put and Call Agreement (VBV) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A.

  (f)
  Notice of exercise of Put Option (VBV) dated October 1, 2008, as amended effective October 15, 2008.

  (g)
  Put and Call Agreement (GPRE) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A.

  (h)
  Notice of exercise of Put Option (GPRE) dated October 1, 2008, as amended effective October 15, 2008.

  (i)
  Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc. and Wilon Holdings S.A.

  (j)
  Lock-Up and Voting Agreement dated May 7, 2008 by and between Wayne Hoovestol and VBV LLC.

  (k)
  Joint Filing Agreement among the Reporting Persons

Signature

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned officers certify that the information in this Statement is true, complete and correct.

Dated: October 27, 2008

NTR plc
By	/s/ JEREMY NEL
Its	General Counsel
BIOVERDA INTERNATIONAL HOLDINGS LIMITED
By	/s/ JEREMY NEL
Its	General Counsel, NTR plc
BIOVERDA US HOLDINGS LLC
By	/s/ JEREMY NEL
Its	General Counsel, NTR plc

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  Item 1. Security and Issuer.
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
  Item 7. Material to be Filed as Exhibits.
Signature